Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 16, 2020

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley, Esq.

Erin Jaskot, Esq.

Division of Corporation Finance

Office of Trade & Services

Re:	Driven Brands Holdings Inc.

Draft Registration Statement on Form S-1

Submitted March 26, 2020

CIK No. 0001804745

Ladies and Gentlemen:

On behalf of Driven Brands Holdings Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for nonpublic review the accompanying Amendment No. 4 (“Amendment No. 4”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”) as originally submitted with the Securities and Exchange Commission (the “Commission”) on March 26, 2020.

Amendment No. 4 is being confidentially submitted to the Commission for nonpublic view pursuant to the public filing guidelines announced by the Division of Corporation Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines. Amendment No. 4 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated December 11, 2020 (the “Comment Letter”).

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 4. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto and have also provided copies of Amendment No. 4, marked to indicate changes from Amendment No. 3 to the Registration Statement confidentially submitted on November 16, 2020. References in the responses to page numbers are to the marked version of Amendment No. 4 and to the prospectus included therein.

Katherine Bagley

Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

The Company has asked us to convey the following as its responses to the Staff:

Driven Brands’ Overview, page 1

1.

Please revise here and throughout the filing to precede disclosure related to system-wide sales (in dollars or percentages) with similar disclosure of revenue, whether in narrative text, tables, or graphics.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 1, 2, 5, 88, 114, 115 and 118 of Amendment No. 4.

Recent Growth and Performance, page 2

2.	Please tell us where in your statements of operations you classify commissions paid to third-party independent operators.

The Company advises the Staff that commissions paid to third-party independent operators are recorded as “Independently-Operated Store Expenses” in the statements of income and were $5.5 million as of the nine months ended September 26, 2020.

Our Opportunity: The Large, Recession-resistant and Highly Fragmented Automotive Services Industry With Long-term Growth Trends, page 4

3.	Please disclose the names of the “third party sources” referenced in footnote 2, or tell us why you have decided not to do so.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages ii, 4 and 117 of Amendment No. 4.

Continue to Drive Same Store Sales Growth, page 9

4.

We note your amended disclosure that “[g]iven the diversity and breadth of [y]our service categories, [you] believe that implementing membership programs across [y]our suite of offerings can represent an attractive proposition for [y]our customers while also providing Driven Brands with a predictable and recurring revenue stream and enhanced customer retention. In 2017, ICWG introduced a subscription membership program across its domestic car wash stores, with revenue from this program accounting for more than 35% of domestic car wash revenue in 2019.” Please amend your disclosure to clarify if and when you intend to implement subscription programs for the rest of your suite of offerings, in addition to the ICWG subscription membership program.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 8 and 122 of Amendment No. 4.

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

Impact of Covid-19, page 12

5.

We note your disclosure that “sales volumes began to decline in late March 2020 as the pandemic worsened in the markets in which Driven Brands operates and federal, state, provincial and local governments implemented stricter guidelines and policies, including stay-at-home orders and the closure of non-essential businesses,” and your disclosure on page 32 that “[a]s a result of the ongoing COVID-19 pandemic, [y]our locations have also experienced significantly reduced customer traffic and sales volume due to changes in consumer behavior.” Please quantify the decline in sales due to COVID-19.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 12 of Amendment No. 4.

Summary Historical Consolidated Financial and Other Data, page 17

6.

We note the adjustment for One-time expenses and project costs for each period presented. Please tell us and expand your disclosure to describe the items determined to be non-discrete by management and included within this adjustment. To the extent such items are not considered to be non-recurring, infrequent or unusual, it would be inappropriate to characterize these items as such. Refer to Question 102.03 of the Non- GAAP Financial Measures Compliance Disclosure and Interpretations.

In response to the Staff’s comment, the Company has considered the guidance in Question 102.03 of the Staff’s May 17, 2016 Non-GAAP Compliance and Disclosure Interpretation, specifically the portion noting “it would not be appropriate to state that a charge or gain is non-recurring, infrequent or unusual unless it meets that specified criteria”, and reviewed the adjustments included within “one-time expenses and project costs” to arrive at Adjusted EBITDA and Adjusted Net Income. Based on the Company’s review of the adjustments, the addback description was revised to be labelled “non-core items and project costs” as the Company believes this is a more accurate description of the adjustment.

This adjustment includes a number of items related to projects, operations and transformation activities which are not part of the Company’s core operating activities nor reflect normal, recurring cash operating expenses. While the Company believes that most of these items are not expected to recur over the next two years, there may be other strategic or transformation activities that could occur in the future. The adjustment includes the following items: (i) third-party consulting and professional fees associated with strategic transformation initiatives, including discrete projects between 2016 and 2018 focused on the buildout of shared services for the Company’s multi-brand platform and the implementation of standardized processes and systems across the business, (ii) wage subsidies received directly attributable to the COVID-19 pandemic, and (iii) other miscellaneous expenses, including non-capitalizable costs related to the initial public offering that will not recur and costs associated with a potential strategic acquisition of the Company in 2019 that did not materialize.

Since the non-core items and project costs mentioned above are not reflective of normal, recurring operations, Management excludes these costs from Adjusted EBITDA and Adjusted Net Income in order to assess the Company’s financial performance. Management believes that excluding these costs helps potential investors and other readers of the Registration Statement measure the core operating performance and understand the Company’s financial results on a consistent basis from period to period as well as seeing the measure that Management uses to evaluate the Company.

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

The Company has revised the Registration Statement in response to the Staff’s comment to expand the disclosure related to non-core items and project costs. Please see pages 18, 19, 23, 24, F-27 and F-53 of Amendment No. 4.

7.

Please explain to us in detail why you believe the adjustment for store opening costs used in calculating Adjusted EBITDA and Adjusted Net Income is appropriate in light of your growth strategy. Please refer to Question 100.01 of the Non-GAAP Financial Measures Compliance Disclosure and Interpretations.

The Company respectfully advises the Staff that it continues to believe the adjustment for costs associated with store openings in its calculation of Adjusted EBITDA and Adjusted Net Income is appropriate. The Company has considered the guidance in Question 100.01 of the Staff’s May 17, 2016 Non-GAAP Compliance and Disclosure Interpretation and believes this adjustment does not violate Rule 100(b) of Regulation G and that its non-GAAP financial measures, considered with the information accompanying its measures and other accompanying discussion of its measures, does not contain an untrue statement of material fact or omit to state a material fact necessary in order to make the presentation of its measures, in light of the circumstances in which it is presented, not misleading. The Company believes the exclusion of store opening costs from Adjusted EBITDA and Adjusted Net Income, together with the accompanying disclosure relating to the presentation of these metrics, is helpful to potential investors and other readers of the Registration Statement because it enhances comparability of the Company’s core operating performance from period to period and provides investors with a more accurate view of results assuming no further store additions. Further, the adjustment for such costs allows the Company, potential investors and other readers of the Registration Statement to see the underlying business trends and the underlying earnings power of the Company.

Store opening costs consist of employee, facility, and grand opening marketing costs, and when converting an acquired store, costs related to re-branding, which are incurred prior to opening new company-operated stores and when converting acquired company-operated stores to one of the Company’s brands. These costs collectively are higher than comparable expenses incurred once such store is open and generating revenue and would not have been incurred unless a new store was being opened or converted. Further, the timing and number of stores that will be opened or converted in a given period is unpredictable and influenced by market conditions for that period.

While store opening costs consist of certain cash expenses that have been and could continue to be incurred in each reporting period as the Company continues to open or convert new stores, the Company believes store opening costs are specific in nature and amount to opening a new store or converting an acquired store and as such, are not indicative of ongoing core operating performance and facilitates decision useful comparisons of the Company’s ongoing performance from period to period. As evidence of this adjustment enhancing period to period comparability, the Company notes that each of its existing credit agreements provide for a similar adjustment relating to store opening costs when calculating compliance with the applicable financial covenants contained in such agreements.

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

Additionally, the Company notes that the decision to continue expanding its company-operated store count as part of its growth strategy is opportunistic and ultimately discretionary, and the costs to open new stores and convert acquired stores fluctuate in amount and timing between periods and on a year-over-year basis. Store openings are influenced by macro-economic factors and events as well as specific local market factors, and in addition, relative to acquired stores, dependent upon negotiations and the speed of those negotiations with third parties which increase the unpredictability around opening new stores. With each acquisition, the number of stores acquired varies impacting overall store opening costs in a period. As such, the amount of store opening costs in any given period is driven by the number, timing, and location of newly opened or acquired stores and has no relationship to the operations of existing stores.

In further response to the Staff’s comment, the Company has revised the relevant disclosure on pages 19, 20 and 24 to explain why store opening costs are not indicative of the Company’s core operating performance.

Risk Factors

Risks Relating to Our Business

“Our failure or our franchisees’ and independent operators’ failure to comply . . .”, page 38

8.

We note your disclosure that “[d]epending upon the application of AB-5, franchisors in certain industries could be deemed to be covered by the statute, in which event their franchisees would be deemed to be employees of the franchisors.” Please clarify whether AB-5 may also apply to independent contractors operating under your independent operator agreements, and if so, the impact on your business if these independent contractors were classified as employees. As a related matter, it appears that California voters recently voted to pass a ballot measure to exempt certain companies from reclassifying independent contractors as employees pursuant to current California law. Please disclose the potential impact of the passage of this ballot measure on your business, if material.

The Company advises the Staff that all of its independently-operated locations are outside of North America and are not subject to AB-5. In addition, Proposition 22, which the California electorate approved on November 3, 2020, exempts app-based transportation (ride share) and delivery drivers from the application of AB-5 by treating these workers as independent contractors rather than employees, provided certain conditions are met. As a result, the Company respectfully submits that the ballot measure has no impact on its business because it does not affect how AB-5 applies to other businesses and workers.

Risks Related to this Offering and Ownership of Our Common Stock

“Our certificate of incorporation will provide that . . .”, page 60

9.

We note your amended disclosure that “[u]nless [you] consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please confirm that your certificate of incorporation will describe the extent to which this federal exclusive forum provision will apply to Securities Act claims, or tell us how you will inform future investors of the provision’s limited applicability.

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

The Company advises the Staff that the exclusive forum provision of the Company’s amended and restated certificate of incorporation that will be in effect as of the closing of the offering, a form of which will be filed as an exhibit to the Registration Statement in a subsequent amendment, will contain the following language: “Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 91

10.

We note your disclosure that “[s]ystem-wide sales represent the total of net sales for [y]our franchised, independently-operated and company-operated stores,” and that “[f]ranchise royalties and fees revenue represented 15% . . . of [y]our total revenue for the nine months ended September 26, 2020.” Please disclose the percentage of your total revenue attributable to independently-operated and company-operated stores, respectively, for the nine months ended September 26, 2020. So that investors have a clear picture of the contribution of each store-type to your total revenue, please also include this information in your prospectus summary under “Driven Brands’ Overview” where you disclose the percentage of locations that were franchised or independently operated.

The Company has revised the Registration Statement to include the percentage of total revenue attributable to independently-operated and company-operated stores for the nine months ended September 26, 2020 in response to the Staff’s comment. Please see pages iii and 91 of Amendment No. 4.

11.

As a related matter, please revise your tabular disclosure of store count and system-wide sales to include summary information by operational model (i.e., company-owned, independently-operated, and franchised) to allow investors to see the relative performance of your stores compared to those owned or operated by others.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 92 of Amendment No. 4.

Results of Operations, page 93

12.

A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you state company-operated store sales increased 38% for the nine months ended September 26, 2020 due to acquisitions of company-operated store sales (19% of such year-over-year growth) and organic company-operated store growth, but you do not quantify both of these factors nor analyze the underlying reasons for the change in organic company-operated store growth. As such, please consider expanding this section by:

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

•	relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	ensuring that all material factors are quantified and analyzed; and

•	quantifying the effects of changes in price, volume, and acquisitions on revenues and expense categories, where appropriate.

Referring to the example above, you state that company-operated store sales increased 38% and that the impact of acquisitions accounted for 19% of such year-over-year growth. Based on your disclosure, it is not clear whether acquisitions accounted for 19% of the 38% growth (or 7% of the total growth) or 50% of the growth (19%/38%). Therefore, when attributing a change to a factor, please quantify the change in dollars rather than percentages to avoid confusion about what the percentage represents. In addition, please clarify whether the other factor, organic company-operated store growth, refers to store count growth, same store sales growth, or a combination of those factors and quantify the factors, as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional detail as requested by the Staff.

The Company has revised the parenthetical discussion related to increases and decreases in balances to quantify the change in dollars rather than percentages to avoid confusion.

Additionally, the Company has revised its discussion and analysis providing additional disclosure to ensure that all material facts are quantified and underlying business reasons with respect to the change in each of the financial statement line items is addressed. Further, the Company refocused the narrative text portion of the disclosure on the underlying business reasons for the changes represented in the accompanying tables.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 93 through 103 of Amendment No. 4.

13.	Please revise to explain why company-operated store expenses grew at a slower rate than related sales.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 94 of Amendment No. 4.

14.

You state that Paint, Collision & Glass revenue increased 25% for the nine months ended September 26, 2020, driven by an increase of 16% year over year in system sales primarily due to acquisitions completed during such period. Please explain what you mean by system sales. If this term refers to system-wide sales, please explain why revenues increased more than system-wide sales.

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

The Company has revised its Registration Statement to clarify that its Paint, Collision, & Glass revenue increased due to the addition of 29 company-operated stores and an increase of 15% in franchised system-wide sales. In addition, within its Registration Statement, the Company has further segregated its system-wide sales into franchised stores and company-operated stores to provide further insight into the components of the Company’s system-wide sales.

The Company respectfully advises the Staff that Paint, Collision & Glass revenue increased 25% while total Paint, Collision & Glass system-wide sales increased 16% due to the change in business model mix in the segment. Specifically, approximately 98% of Paint, Collision, & Glass system-wide sales is generated in franchised stores from which the Company’s franchise royalties and fees are derived. Due to the acquisitions of Uniban and Fix Auto, the Company’s company-operated store revenue increased during the period, which has a more pronounced impact on revenue growth than the corresponding impact on system-wide sales.

To illustrate the mix impact of the business model in the Paint, Collision & Glass segment, please find below a table including revenue and system-wide sales by business model for the nine months ended September 26, 2020 and September 28, 2019.

Paint, Collision & Glass

	Nine months ended
(in thousands)	September 26, 2020	September 28, 2019	Change
Revenue
Franchise royalties and fees	$52,220	$42,888	$9,332	22%
Company-operated store sales	21,613	7,173	14,440	201%
Supply and other revenue	47,287	46,713	574	1%

Total Revenue	121,120	96,774	24,346	25%

System-Wide Sales
Franchised stores	$1,377,587	$1,196,697	180,890	15%
Company-operated stores	21,613	7,173	14,440	201%

Total System-Wide Sales	$1,399,200	$1,203,870	195,330	16%

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 97 of Amendment No. 4.

15.

The analysis portion of your disclosure of various operating expense categories (i.e., the disclosure after the narrative portion that quantifies the percentage changes) is generally limited to a single sentence for each category. Please expand to provide a more robust and comprehensive discussion of your various cost categories (company-operated store expenses, independently-operated store expenses, supply and other expenses, and SG&A, etc.) including separate quantification and discussion of changes in significant components of cost categories, as appropriate. For example, we note from your disclosure on page F-10 that company-

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

operated store expenses consist of payroll and benefit costs for services employees at company-operated locations, rent, costs associated with procuring materials from suppliers, and other store-level operating costs. As noted above, please consider providing tabular disclosures, as appropriate. Please also provide discussion and analysis of operating expenses in your segment disclosure, which currently provides only a brief discussion of adjusted EBITDA.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional detail as requested by the Staff. Specifically, the Company has expanded its disclosure to provide a more robust and comprehensive discussion of the Company’s cost categories as applicable.

Further, the Company acknowledges the Staff’s comment as it pertains to its segment disclosure in Segment Results of Operations. In response to the Staff’s comment, the Company revised its tabular disclosure by segment to include store count and system-wide sales by business model. In addition, the Company expanded its discussion and analysis of the changes in Adjusted EBITDA by segment to include a discussion of operating expense impacts where applicable.

The Company has revised the Registration Statement in response to the Staff’s comment. Please see pages 94 through 103 of Amendment No. 4.

Business

Independent Operator Agreements, page 130

16.

Please disclose the types of services offered by the independent operator at car wash locations for which you do not receive any revenue. Please tell us whether revenue from these services is included in system-wide sales, and, if so, please tell us why you believe it is appropriate to include such revenue in this metric. In addition, it appears that only locations outside of North America operate on an independent operator model. Please disclose how you manage operations at locations in North America and whether you generate revenue in the same manner that you do for company-owned stores.

In addition to operating the Company’s car wash business, independent operators operate their own businesses that provide services that are ancillary to the Company’s car wash services. Revenue earned by independent operators from their own business is not included in the Company’s system-wide sales. As a result, the Company does not believe disclosure about the specific services offered by the independent operators’ businesses would be relevant to investors. Only locations outside of North America operate under an independent operator model. In North America, the Company operates its car wash sites with its own employees as company-operated locations, and it generates revenue from car wash services in the same manner at its company-operated and independently-operated locations, except that it also generates revenue from its subscription membership program at its domestic locations as described in the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

December 16, 2020

Employees, page 132

17.	Please amend your disclosure to describe any human capital measures or objectives that you focus on in managing your business, if material. See Item 101(c)(2)(ii).

The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 134 of Amendment No. 4.

Description of Material Indebtedness

Car Wash Senior Credit Facilities, page 170

18.

Please confirm that you intend to file the Car Wash Senior Credit Facilities as exhibits to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

The Company will file the agreements for the Car Wash Senior Credit Facilities as Exhibits 10.20 and 10.21 in response to the Staff’s comment.

If you have any questions regarding Amendment No. 4 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3025 or Blake Clardy at (212) 373-3538.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Tiffany Mason

Driven Brands Holdings Inc.

Scott O’Melia, Esq.

Driven Brands Holdings Inc.

Blake Clardy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP